December 23, 2019

Jon R. Levine
Chief Financial Officer
MariMed Inc.
10 Oceana Way
Norwood, MA 02062

       Re: MariMed Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 000-54433

Dear Mr. Levine:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Liquidity and Capital Resources, page 21

1. We note that you raised $45 million and $29.2 million in financing transactions in 2018 and nine months ended September 30, 2019. You also had significant negative cash flows from operations for both the fiscal year ended December 31, 2018 and nine months ended
      September 30, 2019. As such, please expand your Liquidity and Capital Resources section to identify any material liquidity deficiencies. Address any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way. Your discussion should analyze your ability to meet your liquidity needs both on a long-term and short-term basis. Also, tell us how you considered the going concern guidance in
      ASC 205-40. Provide us with your proposed future disclosure.
 Jon R. Levine
MariMed Inc.
December 23, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNameJon R. Levine                           Sincerely,
Comapany NameMariMed Inc.
                                                          Division of
Corporation Finance
December 23, 2019 Page 2                                  Office of Technology
FirstName LastName